Exhibit 99.1

Notice and Management Information Circular

For the

Annual and Special Meeting of Shareholders

to be held on September 28, 2023

August 9, 2023

Medicenna Therapeutics Corp.

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Medicenna Therapeutics Corp. (the “Corporation”) will be held on September 28, 2023 at 10:00 a.m. (Toronto time) via live webcast at https://virtual-meetings.tsxtrust.com/en/1545 (case sensitive password: medicenna2023).

What the Meeting is About

The following items of business will be covered at the Meeting:

1.	to receive the financial statements of the Corporation for the fiscal year ended March 31, 2023, including the auditor’s report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year and to authorize the directors to fix its remuneration;

4.	to pass an ordinary resolution, the full text of which is set forth in the accompanying management information circular, approving all unallocated options under the stock option plan of the Corporation (the “Unallocated Options”);

5.	to pass a special resolution, the full text of which is set forth in the accompanying management information circular, approving the adoption of an amendment to the Corporation’s articles to effect a reverse stock split of the Corporation’s outstanding common shares at a ratio in the range of 1-for-5 to 1-for-15 (the “Reverse Stock Split”), such amendment to become effective at an exact ratio and a date to be determined by the board of directors of the Corporation if the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split, all as more particularly described in the management information circular;

6.	to pass an ordinary resolution, the full text of which is set forth in the accompanying management information circular, approving one or more adjournments of the Meeting, if necessary or appropriate, if a quorum is present, to permit further solicitation of proxies if there are not sufficient votes at the time of the Meeting to approve the Unallocated Options and the Reverse Stock Split; and

7.	to transact such other business as may be properly brought before the Meeting.

The shareholders of the Corporation may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The management information circular of the Corporation dated August 9, 2023 (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

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Virtual only format

The Corporation is holding the Meeting in a virtual only format, which will be conducted via live audio webcast. All shareholders regardless of geographic location and equity ownership will have an opportunity to participate at the Meeting and engage with directors of the Corporation and management as well as other shareholders, as described in the Circular. However, shareholders will not be able to attend the Meeting in person.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/en/1545 (case sensitive password: medicenna2023). Non-registered shareholders (being shareholders who hold their common shares of the Corporation (the “Shares”) through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting. To attend the meeting as a guest, please go online to https://virtual-meetings.tsxtrust.com/en/1545 and click “I am a Guest” to register (no password is needed to sign in as a guest).

Notice-and-Access

The Corporation has elected to use the notice-and-access provisions under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for this Meeting in respect of mailings to beneficial shareholders. The Notice-and-Access Provisions reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional materials online on the Corporation’s website.

Under Notice-and-Access Provisions, instead of receiving paper copies of the Meeting Materials (as defined below), registered shareholders of the Corporation will receive the form of Notice-and-Access Provisions notification containing details of the Meeting date, webcast login particulars and purpose, as well as information on how they can access the Meeting materials electronically. Shareholders will also receive a form of proxy relevant for the Meeting. In the case of the Corporation’s non-registered (beneficial) shareholders, they will receive the Notice-and-Access Provisions notification and a voting instruction form. The form of proxy and voting instruction form enables shareholders to vote by proxy. Before voting, shareholders are reminded to review the Circular online by logging onto the website access page via the URL address provided and following the instructions set out below.

Copies of the Meeting Materials and the annual financial statements for the fiscal year ended March 31, 2023 and related annual MD&A are posted on the Corporation’s website at https://ir.medicenna.com/financials-and-filings/financial-reports and are filed on SEDAR+ under the Corporation’s profile at www.sedarplus.ca Any shareholder who wishes to receive a paper copy of the Circular should contact the Corporation by telephone number: 1-888-212-5538 (Canada/USA Toll-Free) or email:ir@medicenna.com. A shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a shareholder to receive and review a paper copy of the Circular before the deadline to submit a proxy (described in the Circular), any shareholder wishing to request a paper copy of the Circular as described above should ensure such request is received by the Corporation no later than September 19, 2023.

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You have the right to vote

You are entitled to receive notice (subject to Notice-and-Access Provisions) of and vote at the Meeting, or any adjournment, if you are a registered holder of Shares at the close of business on August 9, 2023.

Your vote is important

If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online at https://virtual-meetings.tsxtrust.com/en/1545 (case sensitive password: medicenna2023). If you are unable to attend the Meeting, you are requested to vote your Shares using the form of proxy or voting instruction form, as applicable, enclosed with the Circular.

Registered shareholders should complete and sign the form of proxy and return it in the envelope provided. Alternative methods of voting by proxy are outlined in the Circular. If you are a non-registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Shares held through intermediaries.

Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non-registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest. To register as a proxyholder, the shareholder or the proxyholder MUST contact TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, so that TSX Trust Company may provide the proxyholder with a control number via email. Non-registered shareholders located in the United States must also provide TSX Trust Company with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third-party as their proxyholder.

Proxies must be received by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by facsimile to 1-416-595-9593; or online with your 12-digit control number at www.voteproxyonline.com, by no later than 10:00 a.m. (Toronto time) on September 26, 2023 or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting.

Shareholders can contact our transfer agent, TSX Trust Company, toll free at 1-866-600-5869 or by email at tsxtis@tmx.com, for more information regarding the Notice-and-Access Provisions or with questions regarding how to vote their Shares.

BY ORDER OF THE BOARD OF DIRECTORS

Fahar Merchant, Ph.D.
Chairman, President and Chief Executive Officer

August 9, 2023

MANAGEMENT INFORMATION CIRCULAR

August 9, 2023

PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of Medicenna Therapeutics Corp. (the “Corporation”, “Medicenna”, “we” or “our”) to be held on September 28, 2023 at 10:00 a.m. (Toronto time) via live webcast at https://virtual-meetings.tsxtrust.com/en/1545 (case sensitive password: medicenna2023). Your proxy is solicited by the management of the Corporation for the items described in the Notice of Meeting (the “Notice”). We usually make our request by mail, (subject to the use of Notice-and-Access Provisions) but our employees or agents may also solicit your proxy by telephone, internet, fax or other ways at a nominal cost borne by the Corporation. None of the directors of the Corporation have informed management in writing that he or she intends to oppose any action intended to be taken by management at the Meeting.

The Corporation is holding the Meeting in a virtual only format, which will be conducted via live webcast. All Shareholders regardless of geographic location and equity ownership will have an opportunity to participate at the Meeting and engage with directors of the Corporation and management as well as other Shareholders, as described in this Circular. Shareholders will not be able to attend the Meeting in person.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The information contained in this Circular is given as at August 9, 2023 except where otherwise noted. All references to “dollar” or the use of the symbol “$” are to Canadian dollars.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to the Corporation’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statement. See our annual report on form 20-F (the “AR”) dated June 26, 2023 for the fiscal year ended March 31, 2023 for additional information. A copy of this document can be found on SEDAR+ at www.sedarplus.ca, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment.

Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online https://virtual-meetings.tsxtrust.com/en/1545 (case sensitive password: medicenna2023). Non-Registered Holders (being shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting. To login as a guest, please enter the same URL as located above & then click on “I am a guest” to register (no password is required to login as a guest).

Registered shareholders and duly appointed proxyholders can ask questions prior to or during the Meeting by following the instructions on the Meeting website. Questions relevant to the business of the Corporation or the Meeting may be submitted in the field provided by the virtual Meeting platform.

The persons named on the proxy form will vote your Shares for you, unless you appoint someone else to be your proxyholder. You have the right to appoint a person to represent you at the Meeting other than the persons named on the proxy form. If you appoint someone else, he or she must be present at the Meeting to vote your Shares. If you want to appoint someone else, you can insert that person’s name in the blank space provided in the form of proxy. That other person does not need to be a Shareholder of the Corporation.

If you are voting your Shares by proxy, our transfer agent, TSX Trust Company, must receive your completed proxy form by 10:00 a.m. (Toronto time) on September 26, 2023 (the “Proxy Deadline”) or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

The proxy must be signed by the registered Shareholder or the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such.

Notice and Access Process

Notice-and-Access means provisions concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial shareholders (collectively, the “Notice-and-Access Provisions”), which allow an issuer to deliver an information circular forming part of proxy-related materials to Shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met.

The Notice-and-Access Provisions are a mechanism that allows reporting issuers, other than investment funds, to choose to deliver proxy-related materials to registered holders and beneficial owners of securities by posting such materials on a non-SEDAR+ website (usually the reporting issuer’s website and sometimes the transfer agent’s website) rather than by delivering such materials by mail. The Notice-and-Access Provisions can be used to deliver materials for both special and general meetings of shareholders. Reporting issuers may still choose to continue to deliver such proxy-related materials by mail, and, pursuant to Notice-and-Access Provisions, both registered and beneficial owners are entitled to request delivery of a paper copy of the Circular at the reporting issuer’s expense.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs of the issuer. In order for the Corporation to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting an information circular (and if applicable, other materials) electronically on a website that is not SEDAR+, the Corporation must send a notice to Shareholders, including Non-Registered Holders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those proxy-related materials from the Corporation. This Circular has been posted in full at https://ir.medicenna.com/financials-and-filings/financial-reports, at https://docs.tsxtrust.com/2331 and under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least forty days prior to the meeting in order to ensure there is sufficient time for the materials to be posted on the applicable website and other materials to be delivered to Shareholders. The Notice-and-Access Provisions notification, which requires the Corporation to provide basic information about the Meeting and the matters to be voted on, explains how a Shareholder can obtain a paper copy of the Circular and any related Meeting materials. A Notice-and-Access notification has been delivered to Shareholders by the Corporation, along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting instruction form in the case of Non-Registered Holders).

The Corporation will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular with the notice to be provided to Shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Circular from the Corporation or any Intermediary unless such Shareholder requests explicitly the same.

Any Shareholder who wishes to receive a paper copy of this Circular must make contact with the Corporation by telephone number: 1-866-600-5869 or email: tsxtis@tmx.com. In order to ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for such Shareholder to review the Circular and return a proxy or voting instruction form prior to the Proxy Deadline, it is strongly suggested that a Shareholder ensure their request is received by the Corporation no later than September 19, 2023.

This Circular contains details of matters to be considered and voted on at the Meeting. Please review the Circular before voting.

All Shareholders may call 1-866-600-5869 or email: tsxtis@tmx.com in order to obtain additional information relating to the Notice-and-Access Provisions up to and including the date of the Meeting, including any adjournment of the Meeting.

How to Attend the Online Meeting

We will hold our Meeting in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting. Registered shareholders and duly appointed proxyholders (including a Non-Registered Holder who has appointed himself or herself as proxyholder) will be able to attend, participate and vote at the Meeting online at https://virtual-meetings.tsxtrust.com/en/1545. Such persons may enter the Meeting by clicking “I have a control number/meeting access number” and entering a valid 12-digit control number and the case-sensitive password “medicenna2023” (lower case) before the start of the Meeting. Guests, including Non-Registered Holders who have not duly appointed themselves as a proxyholder, can login to the Meeting by clicking “I am a guest” and completing the online registration form. Guests will be able to listen to the Meeting, but will not be able to vote or ask questions at the Meeting. See “How to Vote - Registered Shareholders” or “How to Vote - Non-Registered (or Beneficial) Shareholders” for additional information on voting at the Meeting and additional information on appointing yourself as a proxyholder and registering with TSX Trust Company.

If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when live voting commences. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 10:00 a.m. (Toronto time) on September 28, 2023, unless otherwise adjourned or postponed. Online check-in will begin thirty minutes prior to the Meeting, at 9:30 a.m. (Toronto time). You should allow ample time for online check-in procedures. Please login at least 15 minutes before the start of the Meeting and ensure your web browser is compatible (please do not use internet explorer) and your internet connection is working properly. For any technical difficulties experienced during the check-in process or during the Meeting, please consult the Virtual Meeting Guide available on the Corporation’s website as well as the Notice, this Circular and the form of proxy or voting instruction form, as applicable (collectively, the “Meeting Materials”).

How to Vote – Registered Shareholders

You are a registered shareholder if your name appears on your share certificate, Direct Registration System Statement or on the register maintained by our transfer agent, TSX Trust Company. If you are a registered shareholder, you will receive a proxy form.

Voting by Proxy Before the Meeting

You may vote before the Meeting by completing your form of proxy in accordance with the instructions provided therein. Registered shareholders have three options to vote by proxy:

•	Online

Go to www.voteproxyonline.com and follow the instructions on screen. You will need the 12-digit control number listed on your proxy. You do not need to return your proxy form if you vote on the Internet.

•	By Mail

Complete, sign and date the proxy form and return it in the envelope we have provided. Please see “Completing the Proxy Form” on the form for more information.

•	By Fax

Complete, sign and date the proxy form and send it by fax to 1-416-595-9593. Please see “Completing the Proxy Form” on the form for more information.

Appointment of a Third-Party as Proxy

If you wish to appoint a third-party proxyholder to represent you at the Meeting, you MUST submit your form of proxy appointing that third-party proxyholder, AND you or your proxyholder must also register with our transfer agent, TSX Trust Company, after you submit your form of proxy. Registration of your third-party proxyholder with TSX Trust Company is an additional step to be completed AFTER you have submitted your form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving their unique meeting access number that is required for them to login as a registered shareholder at the Meeting and, consequently, only being able to attend the Meeting as a guest.

Step 1: Submit your form of proxy: To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy and follow the instructions for submitting your form of proxy. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy.

Step 2: Register your proxyholder: To register as a third-party proxyholder, the shareholder or the proxyholder must email tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, by 10:00 a.m. (Toronto Time) on September 26, 2023, or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting, and provide our transfer agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide the proxyholder with a unique meeting access number by email after the proxy voting deadline has passed. This unique meeting access number is the username for purposes of logging in to the Meeting. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting. Without a unique meeting access number, proxyholders will not be able to vote or ask questions at the Meeting but will be able to participate as a guest.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting. Please see “Completing the Proxy Form” on the form for more information.

Voting Online at the Meeting

If you are a registered holder and choose to vote online at the Meeting, you do not need to complete or return your proxy form. Simply login to the Meeting and complete a ballot online during the Meeting. The 12-digit control number located on the proxy form or in the email notification you received is your control number for purposes of logging in to the Meeting. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting.

To vote Shares registered in the name of a corporation or other legal entity, an authorized officer or attorney of that corporation or legal entity must attend the Meeting. This person may have to provide proof that they are authorized to act on behalf of the corporation or other legal entity. Shares registered in the name of a corporation or other legal entity cannot be voted online without adequate proof of authorization.

Changing or Revoking your Vote

You can change a vote you made by proxy by:

•	voting again online at www.voteproxyonline.com before 10:00 a.m. (Toronto time) on September 26, 2023; or

•	completing a proxy form that is dated later than the proxy form you are changing and mailing it to TSX Trust Company so that it is received at the address indicated before 10:00 a.m. (Toronto time) on September 26, 2023.

You can revoke a vote you made by proxy by:

•	making a request in writing to the Chair of the Meeting by emailing ir@medicenna.com during the Meeting or any adjournment or postponement thereof, or before any vote in respect of which the proxy has been given or taken. The written request can be from you or your authorized attorney.

If as a registered shareholder you are using your 12-digit control number to login to the Meeting, you will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting. If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted proxies for the Meeting. If you do not vote by online ballot at the Meeting, your previously submitted proxies will not be revoked and will continue to be counted by TSX Trust Company in tabulating the vote with respect to the matters put forth at the Meeting. It should be noted that if you have logged in as a registered shareholder and have already voted, there is no need to vote again.

How to Vote – Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) shareholder (a “Non-Registered Holder”) if your Shares are registered in the name of an intermediary such as a bank, trust company, securities dealer, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans (each an “Intermediary”) that represents the Non-Registered Holder in respect of its shares; or in the name of a depository (a “Depository”, such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) Shareholder.

Copies of the Meeting Materials have been distributed directly to non-objecting Non-Registered Holders and to Intermediaries for onward distribution to Non-Registered Holders that are objecting beneficial owners. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive such materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will receive a package from their Intermediary containing either:

(a)	a voting instruction form that must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions on the voting instruction form;

or, less typically,

(b)	a form of proxy that has already been stamped or signed by the Intermediary that is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which otherwise has not been completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company at the address set forth in the Notice.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of shares that they beneficially own. The Corporation intends to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners.

Voting Online at the Meeting or Appointment of a Third-Party as Proxy

We do not have access to the names or holdings of all of our Non-Registered Holders. If you are a Non-Registered Holder and wish to vote at the Meeting, or have a third-party attend and vote on your behalf, you MUST submit your voting instruction form or form of proxy (as applicable), appointing yourself or such third-party proxyholder AND you or the third-party proxyholder must register with our transfer agent, TSX Trust Company, after submitting your voting instruction form or form of proxy. Registering yourself, or your third-party proxyholder registering, with TSX Trust Company is an additional step to be completed AFTER you have submitted your voting instruction form or form of proxy. Failure to register the proxyholder will result in the proxyholder not receiving a unique meeting access number that is required for them to login to the Meeting and, consequently, only being able to attend the Meeting as a guest.

•	Step 1: Submit your voting instruction form or form of proxy: Appoint yourself or the third-party you wish to appoint as proxyholder by inserting your own name, or such third-party’s name, in the space provided on the voting instruction form or form of proxy sent to you by your Intermediary. Follow all of the applicable instructions provided by your intermediary (including the deadline). It is important that you carefully comply with the signature and return instructions provided by your Intermediary. If you have not received a package containing a voting instruction form or form of proxy, please contact your Intermediary.

•	Step 2: Register your proxyholder: To register yourself, or the third-party you wish to appoint as your proxyholder, you or the third-party proxyholder must email tsxtrustproxyvoting@tmx.com, and complete the Request for Control Number form at https://tsxtrust.com/resource/en/75, by 10:00 a.m. (Toronto Time) on September 26, 2023, or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting, and provide our transfer agent, TSX Trust Company, with the required proxyholder contact information. TSX Trust Company will then provide you or the third-party proxyholder with a unique meeting access number by email after the proxy voting deadline has passed. This unique access number is the username for purposes of logging in to the Meeting. See “How to Attend the Online Meeting” for additional information on how to login to the Meeting

Make sure that the person you wish to appoint as your third-party proxyholder is aware that he or she has been appointed and registered, and attends the Meeting.

If you do not duly appoint yourself as proxyholder then you will only be able to attend the Meeting as a guest. Guests will be able to listen to the Meeting, but will not be able to vote or ask questions at the Meeting.

If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third-party as your proxyholder, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to TSX Trust Company. Requests for registration from Non-Registered Holders located in the United States that wish to vote at the Meeting or, if permitted, appoint a third-party as their proxyholder must be sent by email or by courier to: TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department and must be labeled “Legal Proxy” and received no later than the voting deadline of 10:00 a.m. (Toronto time) on September 26, 2023 or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting. Non-Registered Holders located in the United States must also ensure their proxyholder is registered with TSX Trust Company as described above.

Revoking your Vote

A Non-Registered Holder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING OF PROXIES

You can choose to vote “For”, “Against” or “Withhold”, depending on the item listed on the proxy form. The Shares represented by the proxy form will be voted for, voted against or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted by the management representatives named in the proxy form as follows:

•	FOR the election of each of the directors nominated for election as listed in this Circular;

•	FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”) as auditor of the Corporation and the authorization of the directors to fix the auditor’s remuneration;

•	FOR the resolution approving all unallocated options under the Corporation’s stock option plan;

•	FOR the resolution approving the Reverse Stock Split; and

•	FOR the resolution approving one or more adjournments of the Meeting, if necessary, to permit further solicitation of proxies.

The form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters. However, if any other matters should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the proxy nominee.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the date hereof, 69,637,469 Shares are issued and outstanding. Each holder of Shares of record at the close of business on August 9, 2023 (the “Record Date”), the record date established for notice of the Meeting, will be entitled to one vote for each Share held on all matters proposed to come before the Meeting, except to the extent that the Shareholder has transferred any Shares after the record date and the transferee of such Shares establishes ownership of them and makes a written demand, not later than 10 days prior to the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Shares.

To the knowledge of Medicenna’s directors and executive officers, outside of those persons disclosed below, no single person or entity beneficially owns, or exercises control or direction over, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all the outstanding Shares.

Name	No. of Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Shares
Dr. Fahar Merchant	5,351,400 Shares	7.68%
Ms. Rosemina Merchant	5,250,000 Shares	7.54%
Aries Biologics Inc.*	5,500,000 Shares	7.90%

* Each of Fahar Merchant and Rosemina Merchant owns 50% of the voting shares, and is a director and officer, of Aries Biologics Inc.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.        Financial Statements

At the Meeting, Shareholders will receive and consider the financial statements of the Corporation for the fiscal year ended March 31, 2023 and the auditor’s report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

2.        Election of Directors

The Corporation has nominated five persons (the “Nominees”) for election as directors of the Corporation at the Meeting. At the Meeting, Shareholders will be asked to elect these Nominees as directors of the Corporation. Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of Shareholders or until their successors are elected or appointed.

Majority Voting

On August 9, 2023, the Board of Directors repealed the Corporation’s majority voting policy, which was first enacted in 2020. The decision to repeal the policy was made by the Board of Directors following and in consideration of the amendments to the Canada Business Corporations Act that came into effect on August 31, 2022, which, if complied with, satisfy the majority voting requirements under the TSX Company Manual. In accordance with the Canada Business Corporations Act statutory voting requirements, in an uncontested director election, shareholders will be allowed to vote “for” or “against” each director nominee and a director nominee will be elected as a director only if the number of shares voted “for” that nominee exceeds the number of shares voted “against” that nominee. A nominee who does not receive a majority of “for” votes and who is an incumbent director may continue in office until the earlier of the 90th day after the election, or the day on which his or her successor is appointed or elected. In accordance with the Canada Business Corporations Act, the Board of Directors may appoint a director nominee even if he or she did not receive majority support in the following limited and defined circumstances: (i) to satisfy Canadian residency requirements; or (ii) to satisfy the requirement that at least two directors not be officers or employees of the Corporation or its affiliates.

Director Nominees

Ms. Rosemina Merchant has decided not to stand for re-election at the Meeting. She remains the Chief Development Officer of the Corporation. Dr. Chandrakant Panchal has also decided not to stand for re-election at the Meeting.

The following table sets out for all Nominees, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at the date hereof.

Unless you have specified in the form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against with respect to the election of each of the Nominees, on any ballot that may be called for in the election of directors, the management representatives designated in the form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the election as directors of each of the Nominees whose names are set forth below.

Name of Director, Province/State and Country of Residence	Director Since	Principal Occupation or Employment During Past 5 Years	Shares Beneficially Owned, Controlled or Directed
Dr. Fahar Merchant Ontario, Canada	October 2011(5)	President and Chief Executive Officer of Medicenna (2011 to present)	5,351,400(6) (7.68%)
Mr. Albert Beraldo(1)(4)(2) Ontario, Canada	November 2016(5)	Chairman (previously President and CEO) of Idoman Ltd. (2008 to present)	325,000 (0.47%)
Dr. John (Jack) Geltosky(2) Pennsylvania, United States	September 2020	Managing Director, JEG and Associates, LLC (September 2011 to present)	Nil
Ms. Karen Dawes(1)(3) Florida, United States	September 2019	President, Knowledgeable Decisions, LLC (2003 to present)	25,000 (0.04%)
Dr. John H. Sampson(3) North Carolina, United States	September 2021	Robert H. and Gloria Wilkins Distinguished Professor (2009 to present), Inaugural Chair, Department of Neurosurgery, Duke University Medical Center (2015 to 2020), President, Private Diagnostic Clinic, PLLC, Duke Health (2018 to present)	Nil
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Lead Director of the Corporation.

(5)	Represents the date the individual was first appointed as director of Medicenna Therapeutics Inc. (“MTI”). Each such director was appointed as director of the Corporation effective March 1, 2017 in connection with the completion of the qualifying transaction of the Corporation (the “Transaction”). For further details regarding the Transaction, please refer to the filing statement of the Corporation dated February 28, 2017, a copy of which is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca.
(6)	In addition, an aggregate of 5,500,000 Shares (representing 7.90% of the outstanding Shares) are held by Aries Biologics Inc. Fahar Merchant owns 50% of the voting shares, and is a director and officer, of Aries Biologics Inc.

The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective Nominees.

Fahar Merchant – Chairman, President and CEO – Dr. Merchant is a biotech veteran with over 30 years of experience as a serial entrepreneur and co-founder of Medicenna. Previously he was President and CEO of Protox Therapeutics Inc. where he transitioned a pre-clinical start-up to a Phase 3 ready uro-oncology company in six years (2005-2011). In 1992, he co-founded IntelliGene Expressions, Inc., a biologics cGMP compliant CDMO, and built it to one of the fastest-growing companies in Canada ensuring profitability during his tenure as CEO. In 2000, by strategic in-licensing, he co-founded Avicenna Medica, Inc., a clinical stage oncology company, and sold it a year later to KS Biomedix (LSE) for $90 million. Fahar was CTO and Director of KS Biomedix until its acquisition by Xenova (Nasdaq and LSE) in 2003. He has raised over $150 million from public and private sources to fund the development of targeted therapies for oncology and closed corporate transactions valued at over $250 million. Fahar holds a BSc in Biochemistry and Pharmacology from Aston University, MSc in Biotechnology from Birmingham University, and a PhD in Biochemical Engineering from Western University.

Albert Beraldo – Lead Independent Director – Mr. Beraldo, CPA, CA, has over 30 years’ experience in varying roles within the pharmaceutical/biotechnology industry. Mr. Beraldo has been the President of Idoman Limited, a company dedicated to improving the lives of women through the manufacture and distribution of innovative, minimally invasive medical solutions, since July 2008. Mr. Beraldo is the Chairman and founding shareholder of Global Transplant Solutions Inc., a US based company providing human organ preservation fluid solutions and developing products for the Human organ procurement and transplant marketplace. Mr. Beraldo was the founder and President and Chief Executive Officer of Alveda Pharmaceuticals Inc., a leading supplier of pharmaceuticals to the Canadian health care market, from 2006 until November 2015. Alveda was acquired by Teligent, Inc. (formerly IGI Laboratories, Inc. (Nasdaq)), a New Jersey-based specialty generic pharmaceutical company. Mr. Beraldo formerly served as President and CEO of Bioniche Pharma Group Limited until 2006. Mr. Beraldo also served as an Independent Director of Helix Biopharma Corp. (January 2016 to July 2017) and was an Independent Director of Telesta Therapeutics Inc. (July 2011 to February 2014). Mr. Beraldo worked in public accounting with Ernst and Whinney until he joined Vetrepharm Canada Inc. as Financial Controller in 1983. Mr. Beraldo obtained a Bachelor of Commerce degree from the University of Windsor and a Chartered Accountant designation from the Canadian Institute of Chartered Accountants.

Karen A. Dawes – Director – With over 20 years of commercial and executive management Ms. Dawes has been a key player in the successful development, launch and marketing of products in the Cardiovascular, CNS, Oncology, Metabolic, Infectious Disease and Women’s and Men’s Health areas, including five blockbuster therapeutics. Karen’s industry experience began with 10 years of commercial and executive management at Pfizer, where she gained increasing responsibility in product management, development, and strategy leading to her position as Vice-President, Marketing, Pratt Division. Karen then moved to biotech pioneer Genetics Institute (GI), where, as Chief Commercial Officer, she built the company’s initial commercial operations including strategic and operational marketing, sales, medical affairs, public relations, and market research. When GI was acquired by Wyeth, Karen was appointed by the new parent company as Senior Vice-President, Global Strategic Marketing. Subsequently, Karen moved to Bayer Corporation as Division Head for the company’s U.S. Pharmaceuticals Division. Ms. Dawes is currently President of Knowledgeable Decisions, a biopharmaceutical consulting firm focusing on corporate and commercial strategy. Ms. Dawes also serves as the chairperson of the board of directors of RepliGen (Nasdaq) and is a member of the boards of directors of Vaccitech PLC (Nasdaq), JPA Health and Medicines360. Karen has a combined B.A. and M.A. from Simmons College and an MBA from Harvard Business School.

Dr. John (Jack) Geltosky, Ph.D. – Director - Dr. Geltosky is currently Managing Director of JEG and Associates, LLC, a business development consulting firm focused on biotech and pharmaceuticals, a position he has held since September 2011. Dr. Jack Geltosky is an experienced pharmaceutical licensing executive with a strong R&D background. He has extensive commercial development and deals portfolio from his role as Vice President External Science, Technology & Licensing at Bristol Myers Squibb (BMS) as well as Vice President, Scientific Licensing, Worldwide Business Development at SmithKline Beecham (now GlaxoSmithKline). Dr. Geltosky also held roles of increasing responsibility within Johnson & Johnson over a 10-year period. He began his career as a research scientist at E.I. DuPont. Dr. Geltosky is currently the Chairman of the Product Development Review Council for Cancer Prevention and Research Institute of Texas (CPRIT) and previously served as Senior Vice President of Business Development, Life Science at Arizona Technology Enterprises. He holds a PhD in biochemistry from the California Institute of Technology.

Dr. John H. Sampson, MD, PhD, MHSc, MBA – Director - John H. Sampson, MD, PhD, is the Robert H. and Gloria Wilkins Distinguished Professor of Neurosurgery and President of Private Diagnostic Clinic, Duke’s physician practice with 1,800 members and revenue of over US$1 billion. As a translational scientist, he has been involved in the development of various immune based therapies and a lead investigator in dozens of early and late-stage clinical trials. Dr. Sampson has been continuously funded by the National Institutes of Health for 20 years and is one of the NIH’s top funded neurosurgeons. Dr. Sampson has published more than 270 peer-reviewed papers in journals such as Nature, JAMA, and PNAS and has been an editorial board member for major journals in the field. Dr. Sampson was elected by his peers to the prestigious National Academy of Medicine, one of the highest honors for medical professionals and biomedical scientists. Dr. Sampson has served on multiple Scientific and Governance Boards in publicly traded biotechnology companies along with major non-profit health delivery organizations and has been a consultant for big pharma. He currently focuses his research on treating patients with benign and malignant brain tumors and is a recognized leader in the surgical resection and experimental treatment of complex cancers. As a world-renowned neurosurgeon-scientist, he is actively investigating new modalities of direct brain tumor infusion and development of novel immunotherapies. Dr. Sampson has an MD from the University of Manitoba, a PhD from Duke University and an MBA from Duke’s Fuqua School of Business.

Other than as disclosed below, no proposed director is, to the knowledge of the Corporation as at the date of the Circular, or has been, within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Medicenna) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days, (ii) was subject to cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under Canadian securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (iii) while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (iv) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromised with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Dr. Geltosky was a director of Sophiris Bio Inc. when it decided to shut down its operations in May 2020. In connection with the shutdown, Sophiris Bio Inc. reached a compromise agreement with its senior creditor to pay an amount less than the full amount owed to the creditor.

Mr. Beraldo was a director of Pure Global Cannabis Inc. when it sought and obtained, on March 19, 2020, an Order from the Ontario Superior Court of Justice (Commercial List) granting relief under the Companies’ Creditors Arrangement Act (Canada). On May 1, 2020, Mr. Beraldo resigned as a director of Pure Global Cannabis Inc. and a receiver and manager was appointed to hold its assets pursuant to the Bankruptcy and Insolvency Act (Canada) by Order of the Ontario Superior Court of Justice (Commercial List).

Moreover, no proposed director of the Corporation has been subject, to the knowledge of the Corporation, to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

3.       Appointment and Remuneration of the Auditor

The Board recommends the appointment of PwC as auditor of the Corporation. The appointment of PwC must be approved by a majority of the votes cast on the matter at the Meeting. The auditor will be in office until the next annual Shareholders’ meeting or until a successor is named. PwC were first appointed auditor of the Corporation in 2020.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be withheld with respect to the appointment of the auditor, on any ballot that may be called for in the appointment of the auditor, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the appointment of PwC as auditor of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the directors to fix the remuneration of the auditor.

4.       Approval of Unallocated Options under the Corporation’s Stock Option Plan

The Corporation’s 2017 stock option plan (the “Stock Option Plan”) is intended to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation.

Additional information concerning the Stock Option Plan, including its terms and conditions, can be found under the heading “Stock Option Plan” of this Circular.

The Stock Option Plan does not have a fixed number of Shares issuable thereunder, but permits the issuance of up to an aggregate of 15% of the outstanding Shares from time to time. The rules of the TSX require that, if a listed issuer has security based compensation plans that do not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer approve and reaffirm the unallocated options, rights or entitlements under such plans every three years.

On August 9, 2023, the Board of Directors unanimously approved the renewal of all options remaining available for grant under the Stock Option Plan (the “Unallocated Options”).

As of August 9, 2023, there were 5,689,353 options outstanding and unexercised under the Stock Option Plan (“Options”), representing approximately 8.17% of the issued and outstanding Shares. Accordingly, as at that date, Options to purchase up to an additional 4,756,267 Shares (6.83% of the Shares outstanding) remain available for grant under the Stock Option Plan.

At the Meeting, the Shareholders will be asked to adopt a resolution to approve all the Unallocated Options under the current 15% limit of the Stock Option Plan (the “Unallocated Options Resolution”). This approval will be effective for three years following the date of the Meeting. This approval does not constitute a change of the Stock Option Plan, or an increase of the previously approved limit. Whether or not the Unallocated Options Resolution is approved, all Options already granted and currently outstanding will remain in effect. However, if the Unallocated Options Resolution is not approved, any Unallocated Options under the Stock Option Plan will not be available for future grants, and previously granted Options will not be available for reallocation if they are cancelled prior to exercise, or if they are exercised, which would indeed constitute a reduction of the limit.

For these reasons, the Shareholders will be asked to consider and, if deemed advisable, approve the Unallocated Options Resolution below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

(a)	all the Unallocated Options under the current 15% limit of the Corporation’s Stock Option Plan be and are hereby approved;

(b)	the Corporation has the ability to continue granting options under the Stock Option Plan until September 28, 2026, which is the date that is three (3) years from the date of the Shareholder meeting at which Shareholder approval is being sought; and

(c)	any director or officer of the Corporation be, and each of them hereby is, authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary or desirable in order to give full effect to the intent and purpose of this resolution.”

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by proxy are to be voted against the Unallocated Options Resolution, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed FOR the Unallocated Options Resolution. Approval of the foregoing resolution will require the affirmative vote of a majority of votes cast by holders of Shares present or represented by proxy at the Meeting.

5.       Approval of the Reverse Stock Split

Background

The Shares are listed under the symbol “MDNA” on the Nasdaq. For the Shares to continue trading on the Nasdaq, the Corporation must comply with various listing standards, including that the Shares maintain a minimum bid price of US$1.00 per Share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The closing price of the Shares on the Nasdaq on August 9, 2023 was US$0.4063 per Share and, over the prior 52 weeks, the closing price of the Shares has ranged from US$0.355 to US$1.14 per Share.

As previously disclosed, on October 25, 2022, the Corporation received a deficiency letter (the “Deficiency Letter”) from the Nasdaq notifying the Corporation that, for the last 30 consecutive business days, the closing bid price of the Shares on Nasdaq did not meet the Minimum Bid Price Requirement. The Deficiency Letter has no effect on the listing of the Shares at this time, and the Shares continue to trade on the Nasdaq. On April 25, 2023, the Corporation received an extension notice from the Nasdaq granting the Corporation’s request for a 180-day extension to regain compliance with the Minimum Bid Price Requirement. The Corporation has until October 23, 2023, to regain compliance with the Minimum Bid Price Requirement. Such compliance may be achieved through the Reverse Stock Split or, if at any time prior to October 23, 2023, the closing bid price of the Shares is at least US$1.00 for a minimum of ten (10) consecutive business days.

If the Corporation does not regain compliance prior to October 23, 2023, the Shares will be delisted from Nasdaq, but the Corporation will have the option to request a hearing to appeal the delisting determination. There can be no assurance that such an appeal, if made, will be granted by Nasdaq.

The Board is of the opinion that it may be in the best interests of the Corporation and the Shareholders to proceed with the Reverse Stock Split in order to both: (i) maintain the Nasdaq listing; and (ii) enhance the marketability of the Shares given that an increase in the price per Share could increase the interest of institutional and other investors with policies that prohibit them from purchasing stock below a minimum price.

In evaluating whether or not to recommend that Shareholders authorize the Reverse Stock Split, in addition to the considerations described above, the Board took into account various negative factors associated with the Reverse Stock Split. These factors include: losing the Corporation’s Nasdaq listing, the negative perception of reverse stock splits held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected reverse stock splits has subsequently declined, with a corresponding decline in market capitalization; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing the Reverse Stock Split.

Conversely, the Board believes that the current low market price of the Shares impairs its acceptability to important segments of the investor community and investing public. Many investors look upon low-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment in such shares. The Board believes that the low market price of the Shares has reduced the effective marketability of the Shares because of the reluctance of many brokerage firms to recommend low-priced shares to their clients. Further, a variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing in low-priced shares. Some of those policies and practices pertain to the payment of brokers’ commissions and to time-consuming procedures that function to make the handling of low-priced shares unattractive to brokers from an economic standpoint.

Additionally, the structure of trading commissions also tends to have an adverse impact upon holders of low-priced shares because the brokerage commission on a sale of low-priced shares generally represents a higher percentage of the sales price than the commission on a relatively higher-priced issue.

Although approval of the Reverse Stock Split is being sought at the Meeting, the Reverse Stock Split, if approved, will not become effective until: (i) the Board determines it to be in the Corporation’s and Shareholders’ best interests, if applicable; and (ii) articles of amendment are filed to implement the Reverse Stock Split. It is expected, however, that the Reverse Stock Split will be effected promptly following the Meeting.

Effects of the Reverse Stock Split

If the Reverse Stock Split is approved by Shareholders and subsequently implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Shares by a factor equal to the consolidation ratio. At the close of business on August 9, 2023, the closing price of the Shares on the TSX was $0.54 per share, the closing price of the Shares on the Nasdaq was US$0.4063 per share, and there were 69,637,469 Shares issued and outstanding. Based on such number of issued and outstanding Shares, and without taking into account any change to the number of issued and outstanding Shares between August 9, 2023 and the effective date of the Reverse Stock Split, immediately following the completion of the Reverse Stock Split, there will be approximately 13,927,493 Shares issued and outstanding if the Board elects to use the minimum ratio of 1-to-5 and approximately 4,642,497 Shares issued and outstanding if the Board elects to use the maximum ratio of 1-to-15 (in each case disregarding any resulting fractional Shares).

The Corporation does not anticipate that the Reverse Stock Split will have any economic effect on Shareholders or holders of securities convertible into or exercisable to acquire Shares, except to the extent the Reverse Stock Split will result in fractional shares. See “Fractional Shares” below.

Post-Reverse Stock Split, the Shares will continue to be listed on the Nasdaq and the TSX under the symbol “MDNA”. Pre-Reverse Stock Split voting rights and other rights of the holders of Shares will not be affected by the Reverse Stock Split, other than as a result of the creation and disposition of fractional Shares. For example, a holder of 2% of the voting power attached to the outstanding Shares immediately prior to the implementation of the Reverse Stock Split will generally continue to hold 2% of the voting power attached to the Shares immediately after the implementation of the Reverse Stock Split. The number of registered Shareholders will not be materially affected by the Reverse Stock Split.

Effect on Stock Options

As of August 9, 2023, there were an aggregate of 5,689,353 options issued and outstanding under the Stock Option Plan, to acquire an equal number of Shares. The Stock Option Plan authorizes the Board to make appropriate adjustments to any outstanding options in the event of any change in the Shares through a reverse stock split. The Board has determined that upon the implementation of the Reverse Stock Split, each then outstanding option will be adjusted as follows:

•	the number of unissued Shares that may be purchased through the exercise of an option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Shares based on the Reverse Stock Split at a ratio within the range of 1-to-5 and 1-to-15; and

•	the price for which one Share may be purchased pursuant to the exercise of an option will be increased in inverse proportion to the reduction in the number of Shares based on the Reverse Stock Split within the range of 1-to-5 and 1-to-15.

Effect on Warrants

As of August 9, 2023, there are 16,185,386 outstanding warrants to acquire Shares. The terms of each of our outstanding warrants require that adjustments be made to both the number of Shares underlying the warrants as well as the applicable exercise price(s) in accordance with a specific formula set out in the warrants. In addition, we will, in accordance with the terms of the warrants in the event the Reverse Stock Split is implemented, deliver to each holder of warrants a confirmation of the post-reverse stock split number of Shares underlying the warrants as well as the adjusted exercise price(s).

Effect on Non-Registered Shareholders

Non-registered Shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Stock Split than those that will be put in place by the Corporation for the registered Shareholders. If you hold your Shares with such a bank, broker or other nominee and if you have any questions in this regard, you are encouraged to contact your nominee.

Fractional Shares

No fractional Shares will be issued pursuant to the Reverse Stock Split and Shareholders will not receive any compensation in lieu thereof. Any such fractional Shares will be rounded down to the nearest whole share.

Effect on Share Certificates

If the Reverse Stock Split is approved by shareholders and subsequently implemented, those registered shareholders who will hold at least one new Share after the Reverse Stock Split will be required to exchange their share certificates representing old Shares for new share certificates representing new Shares or, alternatively, a DRS Advice/Statement representing the number of new Shares they hold following the Reverse Stock Split. The DRS is an electronic registration system which allows shareholders to hold Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Reverse Stock Split is implemented, the Corporation (or its transfer agent) will mail to each registered shareholder a letter of transmittal. Each registered shareholder must complete and sign a letter of transmittal after the Reverse Stock Split takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered shareholder’s old Shares. The transfer agent will send to each registered shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new Shares to which the registered shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new Shares the registered shareholder holds following the Reverse Stock Split. Beneficial shareholders (i.e. non-registered shareholders) who hold their Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Reverse Stock Split will be processed should contact their intermediaries with respect to the Reverse Stock Split. See “Effect on Non-Registered Shareholders” above.

Until surrendered to the transfer agent, each share certificate representing old Shares will be deemed for all purposes to represent the number of new Shares to which the registered shareholder is entitled as a result of the Reverse Stock Split. Until registered shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Reverse Stock Split.

Any registered shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates. The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

Other Considerations

The Corporation’s total market capitalization immediately after the proposed Reverse Stock Split may be lower than immediately before the proposed Reverse Stock Split. There are numerous factors and contingencies that could affect the Share price prior to or following the Reverse Stock Split, including the status of the market for the Shares at the time, the status of the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Shares may not be sustainable at the direct arithmetic result of the Reverse Stock Split and may be lower.

If the Reverse Stock Split is implemented and the market price of the Shares declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. The market price of the Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of Shares outstanding. Furthermore, the liquidity of the Shares could be adversely affected by the reduced number of Shares that would be outstanding after the Reverse Stock Split.

The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell or require greater transaction costs per Share to sell than Shares held in “board lots” of even multiples of 100 Shares.

Accounting Consequences

If the Reverse Stock Split is implemented, net income or loss per Share, and other per Share amounts, will be increased because there will be fewer Shares issued and outstanding. In future financial statements, net income or loss per Share and other per Share amounts for periods ending before the Reverse Stock Split took effect would be recast to give retroactive effect to the Reverse Stock Split.

Interests of Directors and Executive Officers

Our directors and executive officers do not have substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of Shares and securities exercisable or convertible into Shares.

Approval

At the Meeting, Shareholders will be asked to consider a special resolution (the “Reverse Stock Split Resolution”) authorizing the Board to amend the articles of the Corporation to effect a consolidation (reverse stock split) of all of the issued and outstanding Shares at a ratio in the range of 1-for-5 to 1-for-15. Although the Board expects that the Reverse Stock Split will be effected promptly following the Meeting, the Board may, in its discretion, determine not to effect the Reverse Stock Split if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. By voting in favour of the Reverse Stock Split, you are expressly authorizing the Board to determine not to proceed with, and abandon, the Reverse Stock Split if it should so decide. The Reverse Stock Split will become effective at a date to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split, which is expected to be promptly following the Meeting, but in any event not later than one year after the date on which the Reverse Stock Split Resolution is approved.

The Board believes that a range of Reverse Stock Split ratios will provide it with the flexibility to implement the Reverse Stock Split in a manner designed to optimize the anticipated benefits of the Reverse Stock Split to the Corporation and Shareholders. In determining which precise Reverse Stock Split ratio within the range of ratios to implement, if any, following the receipt of Shareholder approval, the Board may consider, among other things, factors such as:

•	the historical trading prices and trading volume of the Shares;

•	the then prevailing trading price and trading volume of the Shares and the anticipated impact of the Reverse Stock Split on the trading of the Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Shares;

•	minimum listing requirements of the Nasdaq; and

•	prevailing general market and economic conditions and outlook for the trading of the Shares.

To be effective, the Canada Business Corporations Act requires that the Reverse Stock Split Resolution be approved by a special resolution of the Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present in person or by proxy at the Meeting. In addition to the approval of the Shareholders, the Reverse Stock Split requires the approval of the TSX. The TSX has conditionally approved the proposed Reverse Stock Split. Shareholders are not entitled any statutory dissert rights with respect to the proposed Reverse Stock Split.

For these reasons, the Shareholders will be asked to consider and, if deemed advisable, approve the Reverse Stock Split Resolution below:

“BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

(a)	pursuant to the Canada Business Corporations Act, the articles of the Corporation be amended to consolidate all of the issued and outstanding Shares, on the basis of not more than 1 post-consolidation Share for every 15 pre-consolidation Shares and not less than 1 post-consolidation Share for every 5 pre-consolidation Shares, effective as at the discretion of the Board, but in any event not later than September 28, 2024;

(b)	the Board be and is hereby authorized to revoke, without further approval of the Shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the Shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and

(c)	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to give effect to the foregoing and facilitate the implementation of the foregoing resolutions, including but not limited to, the filing of articles of amendment under the Canada Business Corporations Act, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by proxy are to be voted against the Reverse Stock Split Resolution, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed FOR the Reverse Stock Split Resolution. Approval of the foregoing resolution will require the affirmative vote of not less than two-thirds (2/3) of votes cast by holders of Shares present or represented by proxy at the Meeting.

6.       Approval to Adjourn the Meeting, if Necessary, to Solicit Additional Proxies

At the Meeting, Shareholders will be asked to authorize the Corporation to adjourn the Meeting to another time and place, if necessary or advisable, to solicit additional proxies in the event there are not sufficient votes to approve the Unallocated Options Resolution and the Reverse Stock Split Resolution described in this proxy at the Meeting (the “Adjournment Proposal”). If the Shareholders do not approve this proposal, the presiding officer of the Meeting could adjourn the Meeting without a vote on the Unallocated Options Resolution and the Reverse Stock Option Resolution to solicit additional proxies and/or to seek to convince Shareholders to change their votes in favor of such proposal.

If it is necessary or advisable to adjourn the Meeting, no notice of any adjournment of less than 30 days is required to be given of the time and place of the adjourned Meeting, and the means of remote communication, if any, by which Shareholders and proxyholders may be deemed to be present and to vote at such adjourned Meeting, are announced at the Meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned Meeting. At the adjourned Meeting, the Corporation may transact any business which might have been transacted at the original Meeting.

Approval

In order to be passed, the Adjournment Proposal must be passed by a majority of the votes cast by Shareholders present virtually or by proxy at the Meeting.

Unless you have specified in the enclosed form of proxy that the votes attaching to the Shares represented by the proxy are to be voted against the Adjournment Proposal on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Shares in respect of which they are appointed proxy FOR the Adjournment Proposal.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives

The Corporation has historically relied on the experience of its Board and independent compensation consultants in setting executive compensation. In considering compensation awards, the Board has considered the skill level of its executives as well as comparable levels of compensation for individuals with similar capabilities and experience. In regard to the Corporation’s current executive compensation arrangements, the Board has also considered such factors as the Corporation’s current financial situation, the estimated financial situation of the Corporation in the mid-term and the need to attract and retain the key executives necessary for the Corporation’s long-term success.

On March 28, 2017, the Board established a Compensation Committee to, among other things, (i) consider the overall remuneration strategy and, where information is available, verifying the appropriateness of existing remuneration levels using external sources for comparison; (ii) compare the nature and amount of directors’ and executive officers’ compensation to performance against goals set for the year while considering relevant comparative information, independent expert advice and the Corporation’s financial position, and (iii) make recommendations to the Board in respect of director and executive officer remuneration matters, with the overall objective of ensuring maximum Shareholder benefit from the retention of high quality board and executive team members. For more information on the Compensation Committee, please see the section entitled “Compensation” of the Corporation’s Corporate Governance Practices attached hereto as Appendix “A”.

Medicenna’s executive compensation program is designed to:

•	attract and retain qualified, motivated and achievement-oriented individuals by offering compensation that is competitive in the industry and marketplace;

•	align executive interests with the interests of Shareholders; and

•	ensure that individuals continue to be compensated in accordance with their personal performance and responsibilities and their contribution to the overall objectives of the Corporation.

These objectives are achieved by offering executives and employees a compensation package that is competitive and rewards the achievement of both short-term and long-term objectives of the Corporation. As such, our compensation package consists of three key elements:

•	base salary and initial options;

•	short-term compensation incentives to reward corporate and personal performance through potential annual cash bonuses; and

•	long-term compensation incentives related to long-term increase in Share value through participation in the Stock Option Plan.

The Compensation Committee reviews each of these items on a stand-alone basis and also reviews compensation as a total package. Adjustments to compensation are made as appropriate following a review of the compensation package as a whole.

Benchmarking

In February 2023, the Compensation Committee retained the services of Gallagher Benefit Services (Canada) Group Inc. (“Gallagher”) to perform an analysis of Executive and Director compensation with respect to the Corporation’s executive compensation program.

Gallagher was hired directly by the Compensation Committee and may not receive other mandates from the Corporation unless said committee gives its prior consent.

The following table presents the fees paid by the Corporation to Gallagher:

	March 31, 2023	March 31, 2022
Executive compensation related fees	$23,500	Nil
Other fees	Nil	Nil

Named Executive Officers - Compensation Comparator Group

In order to perform its analysis, Gallagher compared Medicenna’s executive compensation against the following named peer companies (“Peer Group”) approved by the Compensation Committee. All criteria were assessed as of May 2023.

Company	Industry (Biotech)	Exchange (Nasdaq)	Geography (Canada)	Market Capitalization[1] ($0-100M)	Market Capitalization[1] (>$200M)
Aptose Biosciences Inc.	X	X	X	X
Bolt Biotherapeutics Inc.	X	X		X
BriaCell Therapeutics Corp.	X	X	X		X
Cue Biopharma, Inc.	X	X			X
Essa Pharma Inc.	X	X	X		X
IMV Inc.	X	X	X	X
Neoleukin Therapeutics, Inc.	X	X		X
Oncolytics Biotech Inc.	X	X	X		X
Werewolf Therapeutics, Inc.	X	X			X
Xilio Therapeutics, Inc.	X	X			X
Medicenna	X	X	X	X
1.	All financial data has been extracted from S&P Global Market Intelligence’s S&P Capital IQ platform. Market Capitalization data is as of February 1, 2023.

In addition to proxy data, Gallagher gathered competitive market data from its proprietary databases to:

•	arrive at competitive market compensation;
•	evaluate market data at the 25th, 50th, and 75th percentiles for all pay elements; and
•	assess compensation based on base salary, target total cash compensation (base salary + target short term incentive opportunity), long-term incentives (annual and total stock option Black-Scholes value + full-value share face value) and target total direct compensation (target total cash compensation + long-term incentives).

Gallagher’s findings included that Medicenna’s target total direct compensation to the executive team was well below the 25th percentile for each of the Named Executive Officers.

Base Salary

In establishing base salaries, the objective of the Board is to establish levels that will enable Medicenna to attract and retain executive officers who can effectively contribute to the long-term success of the Corporation. Base salary for each executive officer is determined by the individual’s skills, abilities, experience, past performance and anticipated future contributions to the success of Medicenna.

Short-Term Compensation Incentives

The role of short-term compensation incentives at Medicenna is to motivate our executive officers to achieve specified performance objectives for fiscal 2023 and to reward them for their achievement in the event that those objectives are met. The Board sets annual corporate objectives encompassing scientific, clinical, regulatory, business and corporate development and financial criteria. The annual cash bonus for the executive officers is based, at least in part, on the level of achievement of these annual objectives, assuming these objectives are still relevant at the time of evaluation. All current corporate and executive officer objectives are reviewed by the Compensation Committee and approved by the Board. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or share options if warranted by individual performance.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers (as defined hereinafter), are included in the Summary Compensation Table in the year in respect of which they are earned.

Long-Term Incentive Plans

Long-term incentives, in the form of Options, are intended to align the interests of the Corporation’s directors and its executive officers with those of its shareholders, to provide a long-term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation that the Corporation would otherwise have to pay. In determining the size and terms of individual grants, the Board takes into account, among other things (i) the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer, (ii) market comparatives for similarly situated executives and (iii) previous grants of Options.

Hedge or Offset Instruments

Named Executive Officers or directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by Named Executive Officers or directors, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Risk Assessment of Compensation

The implications of the risks associated with the Corporation’s compensation practices were not considered by the Board or a committee of the Board.

Performance Graph

The following graph compares the total shareholder return of $100 invested in our Shares as of March 31, 2018 with the total return of the S&P/TSX Capped Health Care Index:

The performance trend shown by the above graph does not necessarily reflect the trend in our compensation to Named Executive Officers reported over the same period. The market price of the Shares, similar to the share prices of many publicly-traded biotechnology companies, has historically been highly volatile. Our approach to compensation is designed to attract and retain quality executives while promoting long-term profitability and maximizing shareholder value. Our Named Executive Officers are compensated on the basis of individual and corporate performance rather than on factors strictly tied to the short-term performance of our Shares in the market.

Summary Compensation Table

The following table details the compensation information for the three fiscal years ended March 31, 2023 of the Corporation, for the Chairman, President and Chief Executive Officer, the Chief Financial Officer and the Chief Development Officer (each, an “NEO” and, collectively the “Named Executive Officers”):

Name and Principal Position	Year Ended	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plans ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	March 31, 2023 March 31, 2022 March 31, 2021	428,365 (1) 436,154 (1) 543,383 (1)	N/A N/A N/A	422,820(2) 432,305(3) 298,915(4)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	26,000(5) 26,000(5) 26,000(5)	877,185 894,459 868,298
Ms. Elizabeth Williams Chief Financial Officer	March 31, 2023 March 31, 2022 March 31, 2021	285,000 285,000 260,000	N/A N/A N/A	186,732(2) 148,236(3) 118,052(4)	Nil Nil 74,880	Nil Nil Nil	N/A N/A N/A	26,000(5) 26,000(5) 26,000(5)	497,732 459,236 478,932
Ms. Rosemina Merchant Chief Development Officer	March 31, 2023 March 31, 2022 March 31, 2021	338,462(1) 344,615(1) 401,418(1)	N/A N/A N/A	249,251(2) 193,071(3) 133,941(4)	Nil Nil 38,350	Nil Nil Nil	N/A N/A N/A	26,000(5) 26,000(5) 26,000(5)	613,712 563,686 599,709

(1)	Includes amounts paid to the Executive for vacation pay accrued but unused. For Dr. Merchant, an amount of $23,365 was paid for unused vacation (base salary $405,000) in the year ended March 31, 2023, $31,154 (base salary $405,000) in the year ended March 31, 2022 and $148,383 (base salary $395,000) in the year ended March 31, 2021. For Ms. Merchant, an amount of $18,462 (base salary $320,000) was paid for unused vacation in the year ended March 31, 2023, $24,615 (base salary $320,000) in the year ended March 31, 2021 and $106,418 (base salary $295,000) for the year ended March 31, 2021.

(2)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 90%; (iii) risk-free interest rate of 4.50%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(3)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 90%; (iii) risk-free interest rate of 1.00%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(4)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of five years; (ii) volatility 103%; (iii) risk-free interest rate of 1.00%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

(5)	Represents amount paid into an RRSP by the Corporation on the NEOs’ behalf.

Incentive Plan Awards - Named Executive Officers

Outstanding Share-Based Awards and Option-Based Awards

The following tables show all awards outstanding to each NEO as at March 31, 2023:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	198,487 77,299 300,000 300,000 350,000 350,000 405,000	3.14 5.11 1.30 1.00 2.00 2.01 1.45	Sep 23, 2031 Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027 June 24, 2032	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Ms. Elizabeth Williams Chief Financial Officer	68,073 30,528 150,000 200,000 125,000 75,000 178,862	3.14 5.11 1.30 1.00 2.00 2.01 1.45	Sep 23, 2031 Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027 June 24, 2032	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Ms. Rosemina Merchant Chief Development Officer	88,646 34,637 200,000 200,000 250,000 150,000 238,746	3.14 5.11 1.30 1.00 2.00 2.01 1.45	Sep 23, 2031 Nov 3, 2030 Nov 8, 2029 Feb 14, 2029 Feb 13, 2027 Sept 21, 2027 June 24, 2032	Nil Nil 70,000 130,000 Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
(1)	These amounts are calculated based on the difference between the market value of the securities underlying the Options on March 31, 2023 at the end of the fiscal year ($0.88), and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth for each NEO the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2023:

Name and Principal Position	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Fahar Merchant Chairman, President and Chief Executive Officer	Nil	N/A	Nil
Ms. Elizabeth Williams Chief Financial Officer	Nil	N/A	Nil
Ms. Rosemina Merchant Chief Development Officer	Nil	N/A	Nil

Pension Plan Benefits

The Corporation does not provide pension plan benefits to its Named Executive Officers or employees of the Corporation.

Termination and Change of Control Benefits

The employment agreements of Dr. Merchant, Ms. Williams and Ms. Merchant provide that if their employment is terminated by the Corporation other than for cause, they will be entitled to the following benefits:

Name	Termination Without Cause		Change of Control
Dr. Fahar Merchant	$607,500	(1)	$607,500	(1)
Ms. Elizabeth Williams	$285,000	(2)	$285,000	(2)
Ms. Rosemina Merchant	$320,000	(3)	$320,000	(3)

(1)	This amount represents 18 months of Dr. Merchant’s annual base salary as of March 31, 2023.
(2) (3)	This amount represents 12 months of Ms. Williams annual base salary as of March 31, 2023. This amount represents 12 months of Ms. Merchant’s annual base salary as of March 31, 2023.

Dr. Fahar Merchant

In the event that Dr. Merchant’s employment is terminated by Medicenna other than for cause, Dr. Merchant shall be entitled to receive a lump sum payment equal to one and one half times his then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $607,500. In addition, all unvested Options will become immediately vested and exercisable. In the event of termination without cause or for good reason either in connection with or twelve months following a change of control, Dr. Merchant shall be entitled to severance pay equivalent to one and one half times his then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $607,500. In addition, all unvested Options will become immediately vested and exercisable.

Ms. Elizabeth Williams

In the event that Ms. Williams’s employment is terminated by Medicenna other than for cause, Ms. Williams shall be entitled to receive a lump sum payment equal to twelve months of her then annual base salary. As at March 31, 2023, this obligation would have been $285,000.

In the event of termination without cause or for good reason either in connection with or twelve months following a Change of Control, Ms. Williams shall be entitled to severance pay equivalent to be entitled to receive a lump sum payment of twelve months of her then annual base salary as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $285,000.

Ms. Rosemina Merchant

In the event that Ms. Merchant’s employment is terminated by Medicenna other than for cause, Ms. Merchant shall be entitled to receive a lump sum payment equal to one times her then annual base salary (less applicable source deductions). As at March 31, 2023, this obligation would have been $320,000. In the event of termination without cause or for good reason either in connection with or twelve months following a change of control, Ms. Merchant shall be entitled to severance pay equivalent to one times her then annual base salary (less applicable source deductions) as well as any bonus eligible but not yet paid as of the time of termination. As at March 31, 2023, this obligation would have been $320,000. In addition, all unvested Options will become immediately vested and exercisable.

Director Compensation Table

The following table details the compensation received by each director for the year ended March 31, 2023 (other than directors who were also Named Executive Officers and for whom information is shown in the table under the heading “Summary Compensation Table” above):

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
Mr. Albert Beraldo	81,750	Nil	61,200	Nil	N/A	Nil	142,950
Dr. Chandrakant Panchal	51,875	Nil	61,200	Nil	N/A	Nil	113,075
Dr. John (Jack) Geltosky	56,250	Nil	61,200	Nil	N/A	Nil	117,450
Ms. Karen Dawes	62,500	Nil	61,200	Nil	N/A	Nil	123,700
Dr. John Sampson	50,625	Nil	61,200	Nil	N/A	Nil	111,825

(1)	In determining the fair value of these option-based awards, the Black-Scholes valuation methodology was used with the following assumptions: (i) expected life of 5 years; (ii) volatility 90%; (iii) risk-free interest rate of 4.50%; and (iv) no dividend yield. The Corporation has decided to use the Black-Scholes valuation methodology because it is equivalent to the option value reported in the Corporation’s consolidated financial statements.

Since April 1, 2021, the directors are entitled to an annual fee of $45,000 with no per meeting fees. The lead director is entitled to an additional annual fee of $18,000. The chair of the Audit Committee is entitled to an annual fee of $15,000, with each committee member receiving an annual fee of $7,500. The respective chairs of the Corporate Governance and Nominating Committee of the Board (the “Governance Committee”) and of the Compensation Committee are entitled to an annual fee of $10,000, with each committee member receiving an annual fee of $5,000 per committee.

Non-executive directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings. Executive directors are not entitled to directors’ compensation.

Dr. Merchant and Ms. Merchant did not receive any compensation for their role as a director of the Corporation.

Incentive Plan Awards – Directors

Outstanding Share-Based Awards and Option Based Awards

The following table sets forth for each director, other than Named Executive Officers who are directors, all option-based and share-based awards outstanding at March 31, 2023:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mr. Albert Beraldo	27,070 15,655 75,000 50,000 50,000 58,621	3.14 5.11 1.30 1.00 2.00 1.45	Sep 23, 2026 Nov 3, 2025 Nov 8, 2024 Feb 14, 2024 Feb 13, 2027 June 24, 2027	Nil Nil Nil Nil Nil Nil	N/A	N/A	N/A
Dr. Chandrakant Panchal	27,070 15,655 75,000 50,000 50,000 58,621	3.14 5.11 1.30 1.00 2.00 1.45	Sep 23, 2026 Nov 3, 2025 Nov 8, 2024 Feb 14, 2024 Feb 13, 2027 June 24, 2027	Nil Nil Nil Nil Nil Nil	N/A	N/A	N/A
Dr. John (Jack) Geltosky	27,070 15,655 58,621	3.14 5.11 1.45	Sep 23, 2026 Nov 3, 2025 June 24, 2027	Nil Nil Nil	N/A	N/A	N/A
Karen Dawes	27,070 15,655 75,000 58,621	3.14 5.11 1.30 1.45	Sep 23, 2026 Nov 3, 2025 Nov 8, 2024 June 24, 2027	Nil Nil Nil Nil	N/A	N/A	N/A
Dr. John Sampson	27,070 58,621	3.14 1.45	Sep 23, 2026 June 24, 2027	Nil Nil	N/A	N/A	N/A
(1)	These amounts are calculated based on the difference between the market value of the securities underlying the Options on March 31, 2023 at the end of the fiscal year ($0.88), and the exercise price of the Options.

Value Vested or Earned During the Year

The following table sets forth for each director the value vested or earned on all option-based awards, share-based awards, and non-equity incentive plan compensation during the year ended March 31, 2023.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Mr. Albert Beraldo	3,810	N/A	Nil
Dr. Chandrakant Panchal	3,810	N/A	Nil
Dr. Jack Geltosky	3,810	N/A	Nil
Ms. Karen Dawes	3,810	N/A	Nil
Dr. John Sampson	3,810	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the year ended March 31, 2023 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Shares remaining available for future issuance under the equity compensation plans (excluding Shares reflected in column (a)) (c)
Equity compensation plans approved by Shareholders	5,610,353	$1.84	4,832,840
Equity compensation plans not approved by Shareholders	Nil	Nil	Nil
Total	5,610,353	$1.84	4,832,840

Stock Option Plan

The Corporation’s Stock Option Plan was approved for adoption by shareholders on September 21, 2017 to amend, restate and supersede the previous stock option plan adopted by the Corporation in 2015.

The Stock Option Plan does not have a fixed number of Shares issuable thereunder, but permits the issuance of up to an aggregate of 15% of the outstanding Shares from time to time. As at March 31, 2023, the Corporation had Options outstanding under the Stock Option Plan to purchase up to 5,610,353 Shares (representing approximately 8.06% of the then 69,637,469 issued and outstanding Shares). Accordingly, unallocated options with respect to an aggregate of 4,832,840 Shares were available for future grants (representing approximately 6.94% of the then 69,637,469 issued and outstanding Shares).

The Corporation’s annual “burn rate” for stock options granted under the Stock Option Plan (including predecessor plans), calculated as described in Section 613(p) of the TSX Company Manual with respect to the number of issued and outstanding Shares (total number of stock options issued in a fiscal year, divided by the weighted average number of outstanding Shares for that year) was 0.9% in the fiscal year ended March 31, 2021, 2.02% in the fiscal year ended March 31, 2022 and 1.99% in the fiscal year ended March 31, 2023.

Summary of Material Terms

The Stock Option Plan is intended to attract, retain and motivate persons of training, experience and leadership as key service providers to the Corporation and its subsidiaries, including their directors, officers and employees, and to advance the interests of the Corporation. Options may be granted to a director, officer, employee or service provider of the Corporation or any related entity (being a person that controls or is controlled by the Corporation or that is controlled by the same person that controls the Corporation) (each, an “Eligible Person”).

The aggregate number of Shares issuable upon the exercise of all Options granted under the Stock Option Plan and under all other share compensation arrangements will not exceed 15% of the issued and outstanding Shares as at the date of grant of each Option under the Stock Option Plan. If any Option granted under the Stock Option Plan expires, terminates for any reason in accordance with the terms of the Stock Option Plan or is exercised, Shares subject thereto shall again be available for the purpose of the Stock Option Plan. Accordingly, the Stock Option Plan is considered an “evergreen” plan and unallocated options under the Stock Option Plan must be submitted for approval by the Shareholders every three years. Such approval is sought at the Meeting. See “Particulars of Matters to be Acted Upon – Approval of Unallocated Options under the Corporation’s Stock Option Plan”.

Subject to the terms and conditions of the Stock Option Plan, the number of Shares subject to each Option, the price of each Option, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Compensation Committee and recommended to the Board.

The exercise price for any Option issued under the Stock Option Plan may not be less than the Market Price of the Shares on the date of which the grant of the Option is approved by the Board. For these purposes, “Market Price” at any date in respect of the Shares means the closing sale price of the Shares on the TSX on the trading date immediately preceding such date; provided that, (i) in the event that such Shares did not trade on such trading day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such trading day, (ii) if no quotation is made for the applicable day, the Market Price on such day shall be determined in the manner set forth in the preceding clause for the next preceding trading day, and (iii) notwithstanding the foregoing, if there is no reported closing price or high bid/low asked price that satisfies the preceding clauses, the Market Price on any day shall be determined by such methods and procedures as shall be established from time to time by the Compensation Committee.

Options issued under the Stock Option Plan may be exercised during a period determined under the Stock Option Plan, which may not exceed ten years. Unless otherwise determined by the Board, Options will vest as follows: 50% on the first anniversary of the grant, 25% on the second anniversary of the grant and 25% on the third anniversary of the grant. Any or all Shares that have vested may be purchased during the term of the Options.

In addition to the restrictions on maximum issuances set forth above for all security based compensation arrangements, the number Shares which may be issued pursuant to Options granted under the Stock Option Plan to any one person may not exceed 5% of the then aggregate issued and outstanding Shares at the date of the grant.

The following insider participation limits also apply under the Stock Option Plan: (i) the number of Shares issuable to insiders, at any time, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares (on a non-diluted basis); and (ii) the number of Shares issued to insiders, within a one-year period, pursuant to the Stock Option Plan and other share compensation arrangements shall not exceed 10% of the issued and outstanding Shares (on a non-diluted basis).

An Option is personal to the optionholder and non-assignable (whether by operation of law or otherwise); provided, however, that Options may be transferred or assigned to certain permitted assignees which include a spouse, a trustee acting on behalf of the optionholder or spouse, a holding entity or an RRSP, RRIF or TFSA of the optionholder or spouse. If the optionholder resigns, is terminated for cause or fails to be re-elected as a director, the Options terminate immediately. If the optionholder dies or ceases to be eligible under the Stock Option Plan for any other reason, Options that are entitled to be exercised may generally be exercised (subject to certain extensions at the discretion of the Board or a committee thereof) until the earlier of (i) one year or three months, respectively, of the applicable date, or (ii) the expiry date of the Option.

The Option Plan also provides for the cashless exercise of Options which allows for the option holder to receive, without cash payment (other than taxes), a number of Shares based on the following formula:

	x	= [a (b – c)] b

where
	x	= the number of whole Shares to be issued
	a	= the number of Shares under Option
	b	= the Market Price of the Shares on the date of the cashless exercise
	c	= the exercise price of the Option

In the event that the expiry of an Option occurs during a blackout period imposed by management or the Board in accordance with the Corporation’s insider trading policy, the expiry date of such Option shall be deemed to be amended to that date which is ten business days following the end of such blackout period.

In the event of a Change of Control (as such term is defined in the Stock Option Plan) with respect to the Corporation or a Corporate Group entity (which, under the Stock Option Plan, means the Corporation and any subsidiary or related or affiliated business entities of the Corporation and includes any successor corporations or entities thereto), notwithstanding anything in the Stock Option Plan to the contrary:

•	if the employment of an optionee is terminated by the Corporation or a Corporate Group entity without cause or if the optionee resigns in circumstances constituting constructive dismissal by the Corporation or the Corporate Group entity, respectively, in each case, within twelve months (or such other period as determined by the Board in its sole discretion) following a Change of Control with respect to the Corporation or the Corporate Group entity, respectively (such date being the “Termination Date”), all or any of the optionee’s Options will vest immediately prior to the Termination Date (or such later period as determined by the Board in its sole discretion), subject to any performance conditions which shall be dealt with at the discretion of the Board. All vested Options may be exercised until 90 days (or such other period as may be determined by the Board in its sole discretion) following the Termination Date (but until the normal expiry date of the Option rights of such optionee, if earlier). Upon the expiration of such period, all unexercised Option rights of that optionee shall immediately become terminated and shall lapse notwithstanding the original term of the Option granted to such optionee under the Stock Option Plan; and

•	any surviving, successor or acquiring entity will assume any outstanding Options or will substitute similar awards for the outstanding Options. If the surviving, successor or acquiring entity is a “private issuer” or does not have any securities listed on an established securities exchange, does not assume the outstanding Options or substitute similar awards for the outstanding Options, or if the Board otherwise determines in its sole discretion and subject to the rules of the TSX, the Corporation will give written notice to all optionees advising that the Stock Option Plan will be terminated effective immediately prior to the Change of Control and all Options will be deemed to be vested Options, and may provide for the exercise of Options and tender of Shares in connection with the Change of Control and may otherwise provide for the cash out or termination of Options that are not exercised within a specified period of time.

The Stock Option Plan contains certain customary adjustment provisions, including in connection with a subdivision, redivision, consolidation, reclassification, reorganization or other change of, or involving, the Shares.

Subject to applicable regulatory requirements, including the rules of the TSX, and except as provided below, the Board may, in its sole and absolute discretion and without Shareholder approval, amend, suspend, terminate or discontinue the Stock Option Plan and may amend the terms and conditions of Options granted pursuant to the Stock Option Plan. Without limiting the generality of the foregoing, the Board may make the following amendments to the Stock Option Plan, without obtaining Shareholder approval: (i) amendments to the terms and conditions of the Stock Option Plan necessary to ensure that the Stock Option Plan complies with the applicable regulatory requirements, including the rules of the TSX, in place from time to time; (ii) amendments to the provisions of the Stock Option Plan respecting administration of the Stock Option Plan and eligibility for participation under the Stock Option Plan; (iii) amendments to the provisions of the Stock Option Plan respecting the terms and conditions on which Options may be granted pursuant to the Stock Option Plan, including the provisions relating to the term of the Option and the vesting schedule; and (iv) amendments to the Stock Option Plan that are of a “housekeeping” nature.

However, the Board may not, without the approval of the Shareholders, make amendments with respect to the following: (i) an increase to the Stock Option Plan maximum or the number of securities issuable under the Stock Option Plan; (ii) a reduction in the option price of an Option benefitting an insider; (iii) an extension to the term of Options (other than as a result of a blackout period extension) benefitting an insider; (iv) any amendment which would permit Options granted under the Stock Option Plan to be transferable or assignable other than to a permitted assignee and for normal estate settlement purposes; (v) changes to the insider participation limits; and (vi) amendments to the Stock Option Plan amendment provisions.

The Corporation does not currently have any other security-based compensation arrangement.

INDEBTEDNESS

As of the date hereof, there is no indebtedness owing to the Corporation by any employees, officers, directors or Nominees of the Corporation (or any associate or affiliate thereof).

AUDIT COMMITTEE INFORMATION

Reference is made to the AR, under the Section 6.C ‘Board Practices’ and the heading “Audit Committee Information”, as well as under the Item 16C. ‘Principal Accountant Fees and Services’, for a disclosure of information related to the Audit Committee required under Form 52-110F1 to National Instrument 52-110 – Audit Committees (“NI 52-110”). A copy of this document can be found on SEDAR+ at www.sedarplus.ca, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since April 1, 2022, none of the proposed Nominees and none of the associates or affiliates of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, except as disclosed herein, no “informed person” of the Corporation, proposed director of the Corporation, or any associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since April 1, 2022 or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries. An “informed person” means, among others, (i) a director or executive officer of the Corporation or of a subsidiary of the Corporation, (ii) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Medicenna. The Board believes that sound corporate governance practices are essential to contributing to the effective and efficient decision-making of management and the Board and to the enhancement of Shareholder value. The Board and management believe that Medicenna has a sound governance structure in place for both management and the Board. Of particular note Medicenna has:

•	established a written mandate of the Board;

•	established a written charter for the Audit Committee;

•	established a written charter for the Compensation Committee;

•	established a written charter for the Corporate Governance and Nominating Committee;

•	established a written Disclosure and Insider Trading Policy; and

•	established a written Code of Business Conduct and Ethics.

National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) requires issuers, including Medicenna, to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to NI 52-110, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. In addition, the Corporation is subject to the disclosure requirements of the Canada Business Corporations Act with respect to diversity. The required disclosure is attached hereto as Appendix “A”.

RECEIPT OF SHAREHOLDER PROPOSALS FOR 2024 ANNUAL MEETING

Under the Canada Business Corporations Act, a registered holder or beneficial owner of Shares that will be entitled to vote at the 2024 annual meeting of shareholders may submit to the Corporation, before June 30, 2024, a proposal in respect of any matter to be raised at such meeting.

ADDITIONAL INFORMATION

Additional information relating to us, including our most current annual information form (together with documents incorporated therein by reference), our consolidated financial statements for the year ended March 31, 2023, the report of the auditor thereon, management’s discussion and analysis of our financial condition and results of operations for the year ended March 31, 2023 can be found on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. Copies of those documents are available upon written request to the Chief Financial Officer, free of charge to our securityholders. Our financial information is provided in our consolidated financial statements for the year ended March 31, 2023 and management’s discussion and analysis of our financial condition and results of operations for the year ended March 31, 2023.

DIRECTORS’ APPROVAL

The contents and sending of this Circular have been approved by our directors.

(signed) Fahar Merchant, Ph.D.
Chairman, President and Chief Executive Officer

APPENDIX A

Corporate Governance Practices

Medicenna Therapeutics Corp. (the “Corporation”) is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with National Policy 58-201 – Corporate Governance Guidelines and National Instrument 52-110 – Audit Committees (“NI 52-110”).

Board of Directors

The Board encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Board is currently composed of seven directors, a majority of whom are independent directors. An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer. A “material relationship” is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment. Each year the Board reviews the composition of the Board and assesses whether a Board member is “independent”.

Director	Independent

Fahar Merchant	No
Albert Beraldo	Yes
Rosemina Merchant	No
Chandrakant Panchal	Yes
John (Jack) Geltosky	Yes
John Sampson Karen Dawes	Yes Yes

Dr. Fahar Merchant., Chairman, President and Chief Executive Officer of the Corporation and Rosemina Merchant, Chief Development Officer, are not independent directors because of their roles in the Corporation’s management team.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Fahar Merchant	—
Albert Beraldo	—
Karen Dawes	Repligen Corporation, Vaccitech plc
Rosemina Merchant	—
Chandrakant Panchal	Avicanna Inc.
John (Jack) Geltosky	—
John Sampson	—

As they deem appropriate, the independent directors meet without the presence of non-independent directors and members of management. During the year ended March 31, 2023, independent directors met five times without the presence of management and non-independent directors.

The Corporation has created the position of Lead Director to ensure that the directors have an independent leadership contact and maintain and enhance the quality of the Corporation’s corporate governance practices. Mr. Albert Beraldo, an independent director, is currently the Lead Director. The Lead Director provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) satisfying itself as to the integrity of the Chief Executive Officer and the other senior officers of the Corporation and that the Chief Executive Officer and other senior officers create a culture of integrity throughout the organization; (ii) strategic planning; (iii) identifying and managing risks; (iv) succession planning; (v) adopting a disclosure policy; (vi) internal control and management information systems; and (vii) the Corporation’s approach to corporate governance. In addition, the Lead Director provides advice, counsel and mentorship to the Chief Executive Officer.

The following table illustrates the attendance record of each director for all Board meetings held for the year ended March 31, 2023.

Director	Meetings Attended
Fahar Merchant	7 of 7
Albert Beraldo	4 of 7
Karen Dawes	7 of 7
Rosemina Merchant	7 of 7
Chandrakant Panchal	7 of 7
John (Jack) Geltosky	7 of 7
John Sampson	5 of 7

Mr. Beraldo has confirmed to the Corporation that he remains engaged in his role as Lead Director and that his absences during the year ended March 31, 2023 were related to personal matters.

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the Shareholders to ensure appropriate succession planning is in place, select the appropriate chief executive officer, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Appendix “B”.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair of the Board, the Lead Director and Chief Executive Officer.

Although unwritten, the Board expects and requires that the primary role of the chair of each committee is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Each committee chair is expected to provide leadership to the committee members and ensure that the committee meets its obligations and responsibilities.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee (the “Governance Committee”) to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

The orientation includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, an introduction to the Corporation’s management team and corporate and business information. Any further orientation is dependent on the needs of the new member and may include items such as formal training sessions and attendance at seminars.

With respect to the continuing education of directors, the Governance Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and its subsidiaries. Additionally, consultants and agents for the Corporation are expected to abide by the Code.

The Governance Committee regularly monitors compliance with the Code through communications with management and reports through the Disclosure and Insider Trading Policy (as described below) and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct. A copy of the Code may be found at www.sedarplus.ca under the Corporation’s public profile and on our website at www.medicenna.com.

The Corporation has also developed a Disclosure and Insider Trading Policy that covers “whistle blowing” and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer of the Corporation. No material change reports have been filed since the beginning of the Corporation’s most recently completed fiscal year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.

Conflicts of Interest

The Governance Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

Directors of the Corporation are expected to bring to the Board the broadest possible knowledge and depth of experience from their chosen business or profession. Directors should evidence a demonstrated ability to deal with business, financial and social issues, both nationally and internationally. This implies a capacity to provide additional strength, diversity of views and up-to-date perceptions to the Board and its deliberations. It is the mandate of the Governance Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Governance Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. Potential candidates for membership on the Board will not be denied consideration by reason of race, sex, religion or affiliation with some special constituency group, nor will any candidate be selected solely for such reason.

In addition, the Governance Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Governance Committee are independent in accordance with the mandate of the Governance Committee.

Compensation

The Board has established a Compensation Committee comprised of Jack Geltosky (Chair) and Albert Beraldo, both of whom are independent directors within the meaning of Section 1.4 of NI 52-110. The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the Chief Executive Officer and other senior executive officers on an annual basis and evaluates the performance of the Chief Executive Officer and other senior executive officers. In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the compensation policies for the non-employee directors. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Relevant Education and Experience

The following describes the education and experience of each Compensation Committee member that is relevant in the performance of his responsibilities as a Compensation Committee member:

Dr. John (Jack) Geltosky, Ph.D. – Dr. Geltosky is currently Managing Director of JEG and Associates, LLC, a business development consulting firm focused on biotech and pharmaceuticals, a position he has held since September 2011. Dr. Jack Geltosky is an experienced pharmaceutical licensing executive with a strong R&D background. He has extensive commercial development and deals portfolio from his role as Vice President External Science, Technology & Licensing at Bristol Myers Squibb (BMS) as well as Vice President, Scientific Licensing, Worldwide Business Development at SmithKline Beecham (now GlaxoSmithKline). Dr. Geltosky also held roles of increasing responsibility within Johnson & Johnson over a 10-year period. He began his career as a research scientist at E.I. DuPont. Dr. Geltosky is currently the Chairman of the Product Development Review Council for Cancer Prevention and Research Institute of Texas (CPRIT) and previously served as Senior Vice President of Business Development, Life Science at Arizona Technology Enterprises. He holds a PhD in biochemistry from the California Institute of Technology.

Albert Beraldo – Mr. Beraldo, CPA, CA, has over 30 years’ experience in varying roles within the pharmaceutical/biotechnology industry. Mr. Beraldo has been the President of Idoman Limited, a company dedicated to improving the lives of women through the manufacture and distribution of innovative, minimally invasive medical solutions, since July 2008. Mr. Beraldo is the Chairman and founding shareholder of Global Transplant Solutions Inc., a US based company providing human organ preservation fluid solutions and developing products for the Human organ procurement and transplant marketplace. Mr. Beraldo was the founder and President and Chief Executive Officer of Alveda Pharmaceuticals Inc., a leading supplier of pharmaceuticals to the Canadian health care market, from 2006 until November 2015. Alveda was acquired by Teligent, Inc. (formerly IGI Laboratories, Inc. (Nasdaq)), a New Jersey-based specialty generic pharmaceutical company. Mr. Beraldo formerly served as President and CEO of Bioniche Pharma Group Limited until 2006. Mr. Beraldo also served as an Independent Director of Helix Biopharma Corp. (January 2016 to July 2017) and was an Independent Director of Telesta Therapeutics Inc. (July 2011 to February 2014). Mr. Beraldo worked in public accounting with Ernst and Whinney until he joined Vetrepharm Canada Inc. as Financial Controller in 1983. Mr. Beraldo obtained a Bachelor of Commerce degree from the University of Windsor and a Chartered Accountant designation from the Canadian Institute of Chartered Accountants.

Other Committees

Corporate Governance and Nominating Committee

The Board has established a Governance Committee currently comprised of Ms. Karen Dawes (Chair) and Dr. John Sampson, each of whom is independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees.

The purpose of our Governance Committee is to:

•	assist our Board in identifying prospective director nominees and recommend to our Board the director nominees for each annual meeting of shareholders;

•	recommend members for each Board committee;

•	ensure that our Board is properly constituted to meet its fiduciary obligations to the Corporation and its shareholders and that we follow appropriate governance standards;

•	develop and recommend to our Board governance principles applicable to us;

•	oversee the succession planning for senior management; and

•	oversee the evaluation of our Board and management.

Audit Committee

The Board has established an Audit Committee currently comprised of Albert Beraldo (Chair), Karen Dawes and Dr. Chandrakant Panchal.

For further information regarding the Audit Committee, see the AR, under the Section 6.C ‘Board Practices’ and the heading “Audit Committee”. A copy of the AR can be found on SEDAR+ at www.sedarplus.ca, however we will promptly provide a copy of this document to any securityholder of the Corporation free of charge upon request.

Assessments

It is the Board’s mandate, in conjunction with the Governance Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

The Board has developed a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board, and the contribution of individual directors. These questionnaires, and the issues arising therefrom, are intended to be reviewed and assessed by the Lead Director on an annual basis or more frequently from time to time as the need arises. The Lead Director takes appropriate action as required based on the results obtained.

Director Term Limits and Other Mechanisms of Board Renewal

The Board has not adopted term limits for directors or other mechanisms of board renewal at this time as it believes that the imposition of director term limits or other mechanisms of board renewal on a board implicitly discounts the value of experience and continuity amongst the board members and runs the risk of excluding experienced and potentially valuable board members as a result of arbitrary determination. The Board believes that it can best strike a balance between continuity and fresh perspectives without mandated term limits or other mechanisms of board renewal.

Diversity

The Governance Committee takes diversity, including diversity of experience, perspective, education, race and gender, into consideration as part of its overall recruitment and selection process in respect of its Board and senior management.

Although the Corporation has not adopted a formal policy relating to the identification and nomination of women, Aboriginal peoples, persons with disabilities or members of visible minorities (collectively, the “Designated Groups”) on the Board or senior management of the Corporation because of the size of the Corporation, it is strongly committed to diversity and is mindful of the benefit of diversity on the Board and management of the Corporation and the need to maximize the effectiveness of the Board and senior management and their respective decision-making abilities.

The Governance Committee believes that having a diverse Board and senior management team offers a depth of perspective and enhances Board and senior management operations. The Governance Committee does not specifically define diversity, but values diversity of experience, perspective, education, race and gender as part of its overall annual evaluation of director nominees for election or re-election as well as candidates for senior management positions. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and senior management levels.

In addition, in searches for new directors or officers, the Governance Committee will consider the level of female representation and the level of representation of members of other Designated Groups and diversity generally on the Board and in senior management and this will be one of several factors used in its search process. This will be achieved through continuously monitoring the level of female representation and the level of representation of members of other Designated Groups on the Board and in senior management positions and, where appropriate, recruiting qualified female candidates or candidates from other Designated Groups as part of the Corporation’s overall recruitment and selection process to fill Board or management positions, as the need arises, through vacancies, growth or otherwise.

The Board has not adopted targets regarding the representation of women and other members of Designated Groups on the Board and in executive officer positions due to the small size of the Corporation and the need to consider a balance of criteria in each individual appointment. It is important that each appointment to the Board or in senior management positions be made, and be perceived as being made, on the merits of the individual and the needs of the Corporation at the relevant time. In addition, targets based on specific criteria such as gender could limit the Board’s ability to ensure that the overall composition of the Board or senior management of the Corporation meets the needs of the Corporation.

Currently, among the members of the Corporation’s Board of Directors two (28.5%) identify as women, three (43%) identify as members of visible minorities, none (0%) identify as members of Aboriginal peoples, and none (0%) identify as persons with disabilities. Among the members of senior management of the Corporation, two (67%) identify as women, two (67%) identify as members of visible minorities, none (0%) identify as members of Aboriginal peoples, and none (0%) identify as persons with disabilities.

APPENDIX B

MANDATE OF THE BOARD OF DIRECTORS

Purpose

The board of directors (the “Board”) of Medicenna Therapeutics Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	A majority of the directors of the Board must be “independent” as defined by National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and any other applicable legal requirements and stock exchange rules and guidelines. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.	Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least twice annually (also referred to as “executive sessions”).

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

a.	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

b.	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.	The Board will:

a.	adopt a strategic planning process and approve a strategic plan each year; and

b.	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

a.	ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

b.	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

c.	if applicable, ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

The Board will:

a.	ensure the integrity of the Corporation’s financial reporting and internal control and disclosure policies and processes;

b.	review the Corporation’s quarterly and year-end audited financial statements;

c.	review annual audit plans and findings and monitor the implementation of audit recommendations;

d.	ensure that the Board has available to it any independent external advice that may be required from time to time; and

e.	implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

5.	The Board will:

a.	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

b.	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

c.	adopt a disclosure policy.

Shareholder Communication

6.	The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation’s shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

7.	The Board will:

a.	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

b.	ensure that the CEO is appropriately managing the business of the Corporation;

c.	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

d.	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

e.	consider and approve major business initiatives and corporate transactions proposed by management; and

f.	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

8.	The Board will:

a.	ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO and the Chief Financial Officer (or its functional equivalent);

b.	develop a process for the orientation and education of new members of the Board;

c.	support continuing education opportunities for all members of the Board;

d.	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair of the Board, and individual Board members on an annual basis;

e.	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

f.	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

g.	ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

h.	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

i.	disclose on an annual basis the mandate, composition of the Board and its committees.